June 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director

Division of Corporation Finance

Re:	Real Goods Solar, Inc.
Registration Statement on Form S-3
Filed June 7, 2017
File No. 333-218581

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Real Goods Solar, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 3:00 p.m. EDT, on June 29, 2017, or as soon as practicable thereafter.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/Alan Fine

Alan Fine

Principal Financial Officer and Treasurer